Exhibit 6.20

AMENDMENT NO. 1 TO

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

THIS AMENDMENT NO 1, dated May 19, 2020 (this “Amendment”) is made to an AMENDED AND RESTATED SHARE PURCHASE AGREEMENT, dated April 8, 2020 (the “Purchase Agreement”) by and among (i) Elegance Brands, Inc., a Delaware corporation (the “Buyer”), (ii) Australian Boutique Spirits Pty Ltd., an Australian private company, no. 625 701 420 (the “Company”) and (iii) Amit Raj Beri, an individual (the “Seller”). The Purchase Agreement amended and restated in its entirety a share purchase agreement (the “Prior Purchase Agreement”) that was entered into by the above Parties as of December 3, 2019 (the “Effective Date”).

The Buyer, the Company and the Seller are hereinafter sometimes individually referred to as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, in connection with the transactions contemplated by the Purchase Agreement, the Parties agreed that the Total Consideration to be paid by the Buyer to the Seller for the Company Shares shall would be valued at Twenty One Million Three Hundred Thousand Australian Dollars (AUS$21,300,000) of which it was intended that 60% shall be payable in cash and the 40% balance shall be payable in shares of common stock of the Buyer; and

WHEREAS, the Parties believe that it would be in the best interest of the Buyer and its shareholders to amend the Total Consideration payable under the Purchase Agreement and the manner in which it is to be paid;

NOW, THERFORE, in consideration of the mutual covenants and agreements of each of the Parties set forth in the Purchase Agreement and in this Amendment; the Parties intending to be bound hereby and thereby, the Parties do hereby amend the Purchase Agreement as follows:

1. Definitions. Unless otherwise separately defined in this Amendment, all capitalized terms, when used herein shall have the same meaning as they are defined in the Purchase Agreement.

2. Section 1.2 (Total Consideration) of the Purchase Agreement is hereby deleted in its entirety and is replaced by the following Section 1.2:

“Section 1.2 Total Consideration.

(a) The total consideration to be paid by the Buyer to the Seller for the Company Shares shall be valued at Seventeen Million and Forty Thousand Australian Dollars (AUS$17,040,000) or Eleven Million and Seventy Six Thousand United States Dollars ($11,076,000), inclusive of the (AUS) $2,500,000 (USD) $1,712,500 Deposit previously paid in cash (based on an agreed upon an Australian Dollar to United States Dollar exchange rate of 0.685:1 set forth in the Stock Purchase Agreement) and referred to in Section 1.3 of the Purchase Agreement (the “Total Consideration”). Subject to the provisions set forth below, the (AUS)$14,540,000 or (USD$9,363,500 balance of such Total Consideration (the “Total Consideration Balance”) shall be paid on the Closing Date in the form of Eighteen Million, Seven Hundred Twenty Seven Thousand (18,727,000) shares of the Buyer’s Class B Common Stock, valued at USD $0.50 per share (the “Stock Consideration”).

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(b) The Seller agrees that the Stock Consideration (which may be converted at any time into shares of Class A Common Stock of the Buyer) are not registered securities under the Securities Act of 1933, as amended, and may not be sold, pledged, hypothecated or assigned by the Seller or any of his Affiliates in the absence of a registration statement or offering circular declared effective or qualified by the United States Securities and Exchange Commission (“SEC”) unless an exemption from such registration requirements is then available. In addition, the Seller agrees that neither he nor any of his Affiliates will publicly sell any of the Stock Consideration for a period of one year from the completion of the Buyer’s pending Regulation A+ initial public offering of Class A common stock and warrants (the “Offering”).

(c) Notwithstanding the foregoing provisions of Section 1.2(a) and (b) above, in the event that at any time during the period that shall commence on the date of completion or termination of the Offering and shall expire one (1) year after the completion or termination of the Offering (the “Measuring Period”), the Seller or his designated affiliate owning the Stock Consideration (the “Stockholder”) may sell and transfer back to the Buyer for cancellation an aggregate of up to sixty percent (60%) of the Total Consideration or Thirteen Million, Two Hundred Ninety-One Thousand, Two Hundred (13,291,200) shares of Class B or Class A Common Stock of the Buyer, to the Buyer in exchange for up to Ten Million Two Hundred Twenty Four Australian Dollars (AUS$10,224,000), less the amount of the Deposit previously paid in cash, or Seven Million Seven Hundred and Twenty Four Australian Dollars (AUS$7,724,000) which payment (the “Maximum Cash Payment”) shall be payable by the Buyer in the form of Six Million Six Hundred and Forty Five Thousand Dollars ($6,645,600), less the amount of the cash Deposit in United States Dollars, or Four Million Nine Hundred Thirty Three Thousand One Hundred Dollars (USD$4,933,100); provided, however, that at the time of payment of all or any portion of such Maximum Cash Payment, (i) after giving effect to any payments required to be made in respect of rescissions of subscriptions by investors who purchased securities of the Buyer in connection with the Prior Offering Statement, and (ii) after giving effect to the Maximum Cash Payment to be made, the “Working Capital” of the Buyer (defined as the excess of consolidated current assets over the consolidated current liabilities of the Buyer) that is then available to the Buyer from all sources, including net proceeds of the Offering, sales of additional debt or equity securities of Buyer during the Measuring Period, or net profits of Buyer, shall be equal to or greater than (USD) Six Million Dollars ($6,000,000), of which not less than (USD) Five Million Dollars ($5,000,000) of such Working Capital shall be in the form of cash or immediately marketable securities. Such Maximum Cash Payment shall be paid to the Stockholder by the Buyer in cash by wire transfer of immediately available funds against delivery of the applicable number of shares of the Stock Consideration to the Buyer for cancellation. So long as the foregoing conditions are met, the Stockholder may sell back to the Buyer during the Measuring Period less than sixty percent (60%) of the Stock Consideration and the Maximum Cash Payment shall be appropriately reduced based on valuing the amount of Stock Consideration sold to the Buyer at $0.50 per share.

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(d) The Parties hereby agree and acknowledge that the Seventeen Million and Forty Thousand Australian Dollars (AUS$17,040,000) or Eleven Million and Seventy Six Thousand United States Dollars ($11,076,000) value of the Total Consideration is based on the Parties’ respective independent research (financial or otherwise), analysis and evaluation with respect to the Company and its business, financial condition and prospects, and also in reliance on the valuation and reasonableness report dated March 12, 2020, prepared by Moore Stephens Perth Corporate Service Pty Ltd., a true copy of which is annexed to this Agreement as Exhibit A and made a part hereof (the “Moore Stephens Business Valuation Report”). The Total Consideration is being valued at eighty percent (80%) of the low end of the range of the fair market value of the Company as set forth in the Moore Stephens Business Valuation Report.”

3. Stock Consideration. All references in the Purchase Agreement to “Stock Consideration” shall be amended to mean the Eighteen Million, Seven Hundred Twenty Seven Thousand (18,727,000) shares of Class B or Class A Common Stock of the Buyer, valued at USD $0.50 per share referred to in Section 1.2 of this Amendment.

4. Section 1.5 (Closing) of the Purchase Agreement is hereby deleted in its entirety and is replaced by the following Section 1.5:

“1.5 Closing. The closing of the purchase of the Company Shares (the “Closing”) shall take place on a date (the “Closing Date”) upon which the Buyer shall pay the Closing Consideration to the Seller and the Seller shall sell, assign and transfer one or more certificates evidencing 100% of the Company Shares to the Buyer, duly endorsed for transfer and with the signature of the Seller appropriately notarized. Subject to the satisfaction of the other Conditions to Closing set forth in Section 2, the Parties anticipate that the Closing and the Closing Date shall occur not later than five (5) business days following the qualification by the United States Securities and Exchange Commission (“SEC”) of a Form 1-A Offering Statement of the Buyer (the “Final Offering Statement”) that shall replace a Form 1-A Offering Statement that was qualified by the SEC on December 26, 2018, as later supplemented on August 26, 2019 and October 7, 2019, (the “Prior Offering Statement”). All transactions at the Closing shall be deemed (i) to take place simultaneously, and no transaction shall be deemed to have been completed and no documents or certificates shall be deemed to have been delivered until all other transactions are completed and all other documents and certificates are delivered and (ii) to have occurred at 12:01 a.m. Pacific Time on the date of the Closing. Notwithstanding the foregoing, in the event that the Closing and the Closing Date shall not occur by December 31, 2020 (the “Outside Closing Date”), unless such Outside Closing Date shall be extended by mutual agreement of the Parties, this Agreement shall forthwith terminate and become void and have no effect, without any liability on the part of any Party hereto or its affiliates, other than for fraud or willful misconduct occurring prior to the Outside Closing Date; provided, however that in the event the agreement is terminated, the Seller shall fully refund, transfer, reimburse or otherwise return the full amount of the Deposit to Buyer as promptly as possible after the Outside Closing Date.”

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5. Qualification of Certain Seller and Company Representations and Warranties. All of the representations and warranties of Seller and the Company set forth in the Purchase Agreement and all references to a “material adverse event” or a material adverse effect” with respect to the business or future prospects of the Company set forth in the Purchase Agreement are qualified in their entirety by the following definition.

“Company Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is materially adverse to (a) the business, results of operations, financial condition, future prospects or assets of the Company, or (b) the ability of the Seller or the Company to consummate the transactions contemplated by the Purchase Agreement and this Amendment; provided, however, that none of the following shall be deemed either alone or in combination to constitute a Company Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) any adverse effect resulting from or arising out of general economic conditions; (ii) any adverse effect resulting from or arising out of general conditions in the industries in which the Company operates to the extent that they do not disproportionately affect the Company; (iii) any adverse effect resulting from any changes to laws or the enforcement, implementation or interpretation thereof; (iv) any adverse effect resulting from or arising out of any force majeure event, including diseases resulting from the COVID-19 pandemic that adversely affects the Company, or any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; (v) any action required or permitted by the Purchase Agreement and this Amendment or any action taken (or omitted to be taken) with the written consent of or at the written request of Elegance, or (vi) the announcement, pendency or completion of the transactions contemplated by the Purchase Agreement and this Amendment, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company.”

6. Incorporation by Reference. Except as amended by this Amendment, all of the other terms and conditions of the Purchase Agreement shall remain in full force and effect, are hereby duly ratified and approved by each of the Parties, and are incorporated herein by this reference.

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IN WITNESS WHEREOF, each of the Parties has duly executed and delivered this Amendment as of the 19th day of May 2020.

BUYER: Elegance Brands, Inc.

By:	/s/ Ram Venkat
Name:	Ram Venkat
Title:	Chief Financial Officer
Address:

SELLER:

/s/ Amit Raj Beri
Amit Raj Beri

Address: 809 Huntley Drive West Hollywood, CA 90069

COMPANY:

Australian Boutique Spirits Pty Ltd

/s/ Sahil Beri
Name: Sahil Beri
Title: Director
Address: 1 Doris Hirst Pl, West Pennant Hills, Sydney, Australia 2125

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